Hanryu Holdings, Inc.

160, Yeouiseo-ro

Yeongdeungpo-gu, Seoul

Republic of Korea 07231

April 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:	Melissa Kindelan, Senior Staff Accountant

Kathleen Collins, Accounting Branch Chief

Larry Spirgel, Office Chief

Edwin Kim, Staff Attorney

Re:	Hanryu Holdings, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed April 11, 2023

File No. 333-269419

Dear Mr. Kim:

Hanryu Holdings, Inc. (the “Company”) confirms receipt of the letter dated April 12, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Amendment No. 8 to Registration Statement on Form S-1 (the “Registration Statement”)

Capitalization, page 53

1.	Please provide us with your calculation to support the pro forma as adjusted total stockholder's equity. In this regard, we note that you expect to receive net proceeds of approximately $32.0 million, after deducting underwriting discounts and commissions of $2.9 million (or $3.3 million if the underwriter exercises its option to purchase additional shares in full). You also expect to pay estimated expense of $1.5 million related to this offering. Tell us how the costs of the offering are reflected in pro forma stockholder's equity or revise as necessary.

RESPONSE: In response to the Staff’s comment, the Company has updated the capitalization information on page 53 of the Registration Statement to include additional calculations supporting the pro forma as adjusted total stockholder’s equity.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at (212) 536-4085.

Very truly yours,

/s/ Chang-Hyuk Kang
Chang-Hyuk Kang,
Chief Executive Officer

cc: Matthew Ogurick, Esq. of K&L Gates LLP